[redacted]

*KH 4/5

13014174

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 19 2013
WASH, D.C.
193

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-39788

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Burnham Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, 26th floor
(No. and Street)

New York,	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mara Stempler — 212.603.7521 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

KH 4/5

OATH OR AFFIRMATION

I, Mara Stempler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Securities Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

FRANK A. PASSANTINO
Notary Public, State of New York
No 01PA4978986
Qualified in NY County
Commission Expires March 18, 2015

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [redacted] (c) Statement of Income (Loss).
- [redacted] (d) Statement of Cash Flows.
- [redacted] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [redacted] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [redacted] (g) Computation of Net Capital.
- [redacted] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [redacted] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [redacted] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [redacted] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [redacted] (l) An Oath or Affirmation.
- [redacted] (m) A copy of the SIPC Supplemental Report.
- [redacted] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

BURNHAM SECURITIES INC.

December 31, 2012

BURNHAM SECURITIES INC.

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Burnham Securities Inc.

We have audited the accompanying statement of financial condition of Burnham Securities Inc. (the "Company") as of December 31, 2012 and the related notes to the financial statement.

Management's responsibility for the financial statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Burnham Securities Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 15, 2013

BURNHAM SECURITIES INC.
Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 1,919,509
Due from broker	578,337
Commissions and fees receivable	73,973
Receivable from affiliate	2,876
Other assets	173,112
Total assets	$ 2,747,807
LIABILITIES, SUBORDINATED LIABILITY AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Commissions payable	$ 290,966
Accounts payable and accrued expenses	602,427
	893,393
Subordinated liabilities	1,800,000
Total liabilities	2,693,393
STOCKHOLDER'S EQUITY	
Common stock, par value $0.01; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	7,570,095
Accumulated deficit	(7,515,691)
Total stockholder's equity	54,414
Total liabilities and stockholder's equity	$ 2,747,807

The accompanying notes are an integral part of this statement.

1. NATURE OF BUSINESS

Burnham Securities Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). All transactions on behalf of customers are cleared on a fully disclosed basis with its clearing broker, J.P. Morgan Clearing Corp. The Company's customers are located in various regions throughout the United States. The Company is wholly owned by Burnham Financial Group Inc. (the "Parent"). The Parent is a holding company that owns an affiliated investment advisor, Burnham Asset Management Corporation ("BAM").

The Parent of the Company signed an agreement with an Investor dated February 26, 2013. Under the agreement, $1,000,000 in the form of a convertible note due on December 31, 2013 was placed into escrow on March 14, 2013 for the purpose of paying certain lenders of the Parent. Under the agreement, an additional $1,500,000 in cash is scheduled to be received in the form of a convertible note to be issued to the investor 30 days after the first convertible note was issued. The Investor also has an option to purchase the remaining ownership interest in the Parent. The transaction is subject to regulatory approval.

The Company has reported a significant net loss. During the year, management made certain steps to reduce compensation, other operating costs and is actively working on opportunities to increase revenues in 2013. The Parent's principal shareholder has also committed to provide financial support to the Company and its affiliate, if needed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

Commissions, concessions and distribution fees and related expenses are recorded on a trade date basis.

Investment banking and underwriting fees and related expenses are recognized when the transaction is completed and income is reasonably determinable and realization is reasonably assured.

Interest income is recognized on the accrual basis.

Cash

Cash represents the balances that the Company has with two large U.S. banks. At times, cash balances may exceed federally insured amounts.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Realized gains are determined using the specific identification method. Commission income and expenses from customer transactions are recorded on a trade-date basis. Unrealized gains and losses are reflected in income for

securities owned and securities sold but not yet purchased. Securities owned and securities sold but not yet purchased are stated at quoted market values with the unrealized gains or losses reflected in income. Investments which are listed on a national securities exchange or the NASDAQ national market are valued at their last sales price. Investments which are not listed are valued at their last closing "bid" price if held "long" by the Company and last closing "asked" price if sold "short" by the Company. Investments not listed on an exchange or for which market quotations cannot be obtained are presented at estimated fair value as determined by management of the Company. Restricted securities are valued at market less an adjustment to reflect a discount for the restricted holding period. Subsequent market fluctuations may require purchasing securities sold, but not yet purchased, at prices which may differ from the values reflected on the statement of financial condition. Interest income and expense are recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

The Company adopted the guidance issued by the Financial Accounting Standards Board (the "FASB") to establish accounting and reporting standards related to fair value measurement effective January 1, 2008. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

- Quoted prices for similar assets or liabilities in active markets (for example, restricted stock).
- Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently).
- Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps).
- Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans).

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

3. TRANSACTIONS WITH BROKERS AND DEALERS

The clearing, settlement and custody for the Company's customer and proprietary security transactions are performed by its clearing broker pursuant to a clearing agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. Valuation allowances are recorded for any uncollateralized customer obligations doubtful of collection. As of December 31, 2012, no valuation allowance was required.

It is the policy of the Company to monitor the credit standing of the clearing broker with whom it conducts its business.

4. PROPERTY AND EQUIPMENT

Property and equipment included in other assets, net on the statement of financial condition consist of the following:

Office equipment	$ 96,360
Furniture and fixtures	51,036
Leasehold improvements	8,348
Less accumulated depreciation and amortization	(147,803)
	$ 7,941

5. INCOME TAXES

The Company elected to qualify as an S corporation under the Internal Revenue Code, and is included in the Parent's combined tax return, which also includes BAM. The shareholders of the Parent are responsible for their proportionate share of federal income taxes. Therefore, no provision for federal income taxes has been provided in these financial statements. For accounting purposes, the Company is allocated state and local taxes pro rata based upon its contribution of taxable income to the combined group. Under an informal tax sharing arrangement, no tax benefit is allocated to group members with cumulative net operating losses.

The Company adopted the provisions of the FASB guidance on accounting for uncertainty in income taxes on January 1, 2009. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2012, the Company did not have any material uncertain tax positions.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2012, the Company had net capital of $1,678,427, which exceeded its requirement of $100,000 by $1,578,427. A temporary subordinated loan of $1,500,000 from a related party is included in the excess net capital. (See Note 7.)

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

7. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company and BAM share certain expenses primarily for shared office space and employees. The Company recorded total rent and occupancy costs and employee compensation and benefits of $523,013 and $1,444,050, respectively, which included its share of the rent and shared employee expenses. Included in Rent and occupancy costs is $480,371 allocated from BAM.

The Company has an equity subordinated loan outstanding from BAM in the amount of $300,000. The loan has a maturity date of March 15, 2015, and an interest rate of 3.25% per annum. The Company recorded interest expense of $9,750 on this loan.

During the year, the Company maintained an Office of Supervisory Jurisdiction ("OSJ") with an external third party, in order to enable the OSJ to conduct business under the supervision of the Company as a registered broker-dealer. In connection with the OSJ, the Company earned investment banking fees of $896,667 and underwriting fees of $247,314, and incurred commission expense to the OSJ of $1,066,543 of which $230,002 is payable at December 31, 2012 and included in the commissions payable on the statement of financial condition. The OSJ extended two temporary subordinated loans to the Company during the year in the amounts of $2,010,000 and $1,500,000 in order to participate in underwritings. The loan for $1,500,000 has a maturity date of January 31, 2013 was outstanding at December 31, 2012.

Carrying value for the subordinated loans approximates fair value based upon the market rate of interest.

The two subordinated loan agreements are approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company received $211,998 in commissions for trade executions from Burnham Investors Trust (the "Trust"). As distributor of the Trust, the Company received $40,486 in sales loads and $739,369 in distribution fees. In connection with distribution of the Trust, the Company pays networking fees and account level charges for various distributors. Asset based fees in connection with distribution of the Trust are an obligation of BAM.

The Company received $65,020 from BAM for its share of clearing charges.

The Parent authorized and contributed capital of $600,000.

8. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2012 through the date the financial statements were issued and noted the following:

The subordinated loan outstanding at December 31, 2012 in the amount of $1,500,000 was paid on February 1, 2013.

The Parent authorized and contributed capital of $100,000 in February 2013.

Investor Transaction with Parent as described in Note 1.

Grant Thornton